Exhibit 1




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
XOMA Contacts                   Investor Relations Contacts                  Media Contacts
-------------                   ---------------------------                  --------------
Peter B. Davis                  Lippert/Heilshorn & Associates               Elissa Grabowski (Elissa@lhai.com)
Ellen M. Martin                 Bruce Voss (bruce@lhai.com)                  Carrie Kocik
(510) 644-1170                  Bonnie Feldman                               (Carrie@lhai.com)
www.xoma.com                    (bonnie@lhai.com)                            (212) 838-3777
                                (310) 575-4848                               www.lhai.com
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ONYX AND XOMA ESTABLISH STRATEGIC PROCESS DEVELOPMENT AND MANUFACTURING
RELATIONSHIP


Berkeley, CA -- January 29, 2001 - Onyx Pharmaceuticals, Inc. (Nasdaq: ONXX) and XOMA Ltd. (Nasdaq: XOMA) today announced that they have agreed to a strategic process development and manufacturing relationship under which XOMA will scale-up production to commercial volume and manufacture Onyx's CI-1042 (also known as ONYX-015), a therapeutic product to treat cancer. CI-1042, which is being developed in collaboration with Pfizer Inc., is currently in Phase III testing for head and neck cancer.

The initial term of the agreement will be for five years, with options to extend for additional three-year periods. XOMA will produce material for use in clinical testing as well as for commercial sales upon approval. As part of its development commitment XOMA will increase the fermentation volume to commercial scale, improve the purification process, and seek FDA licensure of its manufacturing facility for CI-1042. While dependent on the pace and outcome of clinical trials, regulatory approvals, sales volume and other factors, the financial scope of the agreement during the initial five-year period is projected to exceed $35 million.

"I'm pleased to be embarking upon this relationship with Onyx," said Jack Castello, Chairman, President, and CEO of XOMA. "It allows XOMA to further leverage the core manufacturing and development competencies that attracted the anti-CD11a collaboration with Genentech, and gives us an economic interest in a promising late-stage cancer therapeutic. Our objective is to have a financially attractive relationship from XOMA's perspective while at the same time delivering substantial value to Onyx. This agreement further validates our development and manufacturing strategy by showing a need for our expertise within the biotechnology industry."

"We believe that XOMA can move quickly to scale-up production of CI-1042 to increase the supply of CI-1042 for our various clinical trials as well as for commercial launch of the product," said Hollings C. Renton, Chairman of the Board, President and Chief Executive Officer


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                                      -2-


of Onyx, "XOMA's manufacturing and development support will enable us to focus our resources on accelerating the clinical development program for this product."

Onyx Pharmaceuticals is engaged in the discovery and development of novel targeted, highly selective cancer therapies. Based on its proprietary virus technologies, the company is developing CI-1042 as its lead product. CI-1042 is a therapeutic tumor-selective, modified adenovirus (similar to the common cold virus) that has been genetically engineered to replicate in and lyse (burst) cancer cells that have abnormal p53 pathway function while sparing normal cells that have functioning p53. Derangements in the p53 protein pathway are the most common genetic abnormalities in human cancer. CI-1042 is currently in a Phase III clinical trial for head and neck cancer and in Phase I and II clinical trials for a number of additional cancer indications.

XOMA develops and manufactures antibody and other protein biopharmaceuticals for disease targets that include immunological and inflammatory disorders, infectious diseases and cancer. Late-stage programs include a collaboration with Genentech, Inc. to develop the anti-CD11a antibody product for psoriasis (Phase
III) and kidney transplant rejection (Phase I/II), and an agreement with the Hyland Immuno Division of Baxter Healthcare Corporation to develop NEUPREX(R) (a systemic formulation of rBPI-21) for multiple indications. Earlier stage products include: ING-1, a Human Engineered(TM) antibody now in Phase I studies for cancer; Genimune(TM), a Human Engineered(TM) antibody-based immunofusion product in preclinical development for autoimmune diseases and immunological cancers; Mycoprex(TM), a compound in preclinical development for the treatment of fungal infections; and antiangiogenic compounds for retinal disorders. For more information about XOMA's pipeline and activities, please visit XOMA's web site at www.xoma.com.

Statements made in this news release related to collaborative agreements and current plans for product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to changes in the status of the Company's collaborative relationships, the timing or results of pending or future clinical trials, market demand for products, and marketing obligations of the collaborators and other partners, actions by the Food and Drug Administration or the U.S. Patent and Trademark Office, and uncertainties regarding the status of biotechnology patents, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.